Exhibit 7.1

Calculation of Ratio of Earnings to Fixed Charges (times)

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings available for fixed charges are calculated, first, by determining the sum of: (a) net profit before taxation and the Unilever Group’s share of net profit/(loss) of joint ventures and associates; (b) dividend income receivable from joint ventures and associates; and (c) fixed charges, as defined below.

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

Earnings to Fixed Charges	€ million 2015	€ million 2014	€ million 2013	€ million 2012 (Restated)	€ million 2011 (Restated)
Earnings
Net profit	5,259	5,515	5,263	4,836	4,491
Add: Taxation	1,961	2,131	1,851	1,697	1,575
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(107)	(98)	(113)	(105)	(113)
Add: Dividend income receivable from joint ventures and associates	124	131	110	119	111
Add: Fixed charges	694	678	663	712	691

	7,931	8,357	7,774	7,259	6,755

Fixed charges
Finance costs	516	500	500	526	540
Add: One-third of lease costs	178	178	163	186	151

	694	678	663	712	691

Ratio of earnings to fixed charges (times)	11.4	12.3	11.7	10.2	9.8